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SECURITI ... ISSION


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

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SEC FILE NUMBER
8-52261

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Automated Trading Desk Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 eWall Street
(No. and Street)

Mount Pleasant (City) South Carolina (State) 29464 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Jeffrey Martin (843) 789-2166
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Steven Jeffrey Martin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Automated Trading Desk Financial Services, LLC (the "Company") for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



February 21, 2007

Signature Date

President

Title



My Commission Expires
January 10, 2010

Notary Public

Deloitte.


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH., D.C.
213
SECTION

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Automated Trading Desk Financial Services, LLC

We have audited the accompanying statement of financial condition of Automated Trading Desk Financial Services, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Automated Trading Desk Financial Services, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE + TOUCHE LLP

February 21, 2007

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 3,129,520
Due from clearing broker	20,285,974
Financial instruments owned, held at clearing broker - at market value	1,081,723
Accounts receivable, net of allowances of $47,593	1,181,243
Investment	10,000
Computer equipment, at cost - net of accumulated depreciation of $2,843	3,249
Other assets	67,449
TOTAL ASSETS	$ 25,759,158
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Financial instruments sold, not yet purchased - at market value	$ 1,006,049
Accounts payable and accrued expenses	5,161,570
Total liabilities	6,167,619
Commitments and contingencies (See Note 9)	
MEMBER'S EQUITY	19,591,539
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 25,759,158

The accompanying notes are an integral part to this Statement of Financial Condition.

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Automated Trading Desk Financial Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), the Nasdaq Stock Market, Inc ("NASDAQ"), the NYSE Arca Exchange ("NYSE"), the Boston Stock Exchange ("BSE"), the Chicago Stock Exchange ("CHX") and the National Stock Exchange ("NSX"). The Company was organized on September 1, 1999, and is a wholly-owned subsidiary of Automated Trading Desk, LLC (the "Parent", or the "Member"). For purposes of this report, an "affiliate" is defined as the Parent or a wholly-owned subsidiary of the Parent.

Nature of Operations—The Company's primary business is executing retail order flow for broker-dealer clients on a principal or riskless principal basis and providing equity execution services for institutional clients. The Company is a market maker in both over-the-counter and listed equities, and attempts to provide price improvement on internalized orders.

Use of Estimates—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, that affect the financial statements and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are prudent and reasonable. Actual results could differ materially from those estimates.

Financial Instruments—Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at market value. Realized and unrealized gains and losses are included in principal transactions revenues. The fair value of trading positions is based on listed market prices. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

Commissions Revenue—The Company provides trade execution for certain broker-dealer and institutional clients earning commissions revenue which is recorded on trade date.

Cash and Cash Equivalents—The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents, which includes money market funds.

Trading Rebates and Access Fees—The Company earns trading rebates or incurs access fees on certain transactions that provide liquidity to or remove liquidity from

electronic communication networks ("ECN"), NASDAQ and other broker-dealers. In the Statement of Financial Condition, trading rebates are netted against the access fees by counterparty and are included in Accounts receivable or Accounts payable and accrued expenses, as appropriate.

Regulatory Transaction Fees—The Company pays regulatory transaction fees for executing certain riskless principal securities transactions on behalf of its clients. The Company passes through these fees to its clients for reimbursement. At December 31, 2006, the amount of this receivable was $951,867 and is included in Accounts receivable on the Statement of Financial Condition. The Company analyzes Accounts receivable periodically for collectibility and establishes an allowance for doubtful accounts based on historical trends and any identified client specific collection issues.

Depreciation—Computer equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of five years.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

3. INCOME TAXES

The Company is a single member LLC whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. The Company is treated as a disregarded entity under Federal income tax regulations. For Federal and state income tax purposes, the Parent is taxed as a partnership, and the taxable income or loss is reported on the individual income tax returns of the partners. As a result, no expense for Federal or state income tax is recognized by the Company or the Parent.

4. INVESTMENTS

Investments represent preferred stock in the clearing broker of the Company carried at cost. During 2006, the Company held shares and warrants issued by the NASDAQ Stock Market, Inc. In May 2006, the Company exercised warrants which were converted into additional shares of Common Stock. The Company liquidated all holdings in the NASDAQ Stock Market in 2006.

5. RELATED PARTY TRANSACTIONS

Management and Software Licensing Fees—The Parent provides the Company with administrative and support staff and funds other overhead, occupancy and operating costs, which includes compensation of substantially all personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are evaluated periodically throughout the year. The Company has an outstanding payable of $2,813,600 to the Parent at December 31, 2006.

Communications Costs—Certain communications expenses are paid by an affiliate on the Company's behalf. At December 31, 2006, $1,425 of these expenses is included in Accounts payable and accrued expenses in the Statement of Financial Condition.

6. DUE FROM CLEARING BROKER

The Company clears all principal and broker-dealer client transactions through its clearing broker on a fully disclosed basis. The amount due from clearing broker relates primarily to principal trading activity.

7. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $18,056,997, which was $17,056,997 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness ratio was .29 to 1.

The Company has signed a proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its Net Capital computation.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the Statement of Financial Condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short term proprietary trading strategies.

9. COMMITMENTS AND CONTINGENCIES

Contingencies - By letter dated January 6, 2006 to Automated Trading Desk Specialists, LLC ("ATDS"), a wholly-owned inactive subsidiary of the Parent, the SEC requested information and documents regarding ATDS's trading as a specialist on the CHX. Pursuant to this inquiry, which extends to all specialist firms trading on the regional and

option exchanges from 1999 through present day, ATDS faces potential liability for disgorgement, interest and fines related to alleged trading ahead violations committed by specialists on the floor of the CHX. ATDS intends to fully cooperate and will continue to research the allegations completely, including performing a full analysis of any data provided by the SEC. Management does not expect this litigation to have an impact on the financial position, results of operations or liquidity of the Company.

Also, in the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

Risks and Uncertainties - The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's market making activities, volatility in the securities markets, technological changes and events and clearing costs.

Concentrations - The Company considers significant clients to be clients who account for 10% or more of principal transactions revenue. In 2006, two clients individually accounted for greater than 10% of the Company's total principal transactions revenue, and collectively accounted for 24% of the Company's principal transactions revenue.

10. SUBSEQUENT EVENTS

On January 4, 2007, the Parent withdrew equity capital in the amount of $1,680,000 to make a one-time distribution to its partner, Automated Trading Desk Holdings, Inc ("ATDH").

On January 5, 2007 the Parent and its partner, Automated Trading Desk Holdings, Inc ("ATDH") reorganized their corporate structure through the formation of a new holding corporation, Automated Trading Desk, Inc which issued $68,937,796 in Preferred Stock to a new private equity investor and to existing shareholders (the "Reorganization"). Immediately following this investment, the Parent used a portion of the funds received to replenish $2,750,000 through a contribution of permanent Member's equity capital.

The change in indirect ownership as a result of the Reorganization was approved by the NASD through the Association's continuance of membership process, detailed in NASD Rule 1017, on December 22, 2006.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 21, 2007

Automated Trading Desk Financial Services, LLC
11 eWall Street
Mount Pleasant, SC 29464

In planning and performing our audit of the financial statements of Automated Trading Desk Financial Services, LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 21, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END